As filed with the Securities and Exchange Commission on March 26, 2003

Registration No. 333-103419

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

HSBC HOLDINGS PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
ENGLAND AND WALES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[  ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-13296).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Post Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 22, 2001, as amended and restated as of March 27, 2001, as amended and restated as of __________, 2003, among HSBC Holdings PLC, The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement among HSBC Holdings PLC and The Bank of New York relating to pre-release activities. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 26, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value US $0.50 each, of HSBC Holdings PLC.

By:

The Bank of New York,
 As Depositary

By: /s/ DAVID S. STUEBER

Name: David S. Stueber

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, HSBC Holdings PLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on March 24, 2003.

HSBC HOLDINGS PLC

By:  /s/ RALPH G. BARBER
Name: Ralph G. Barber

Title:  Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 26, 2003.

/s/ SIR JOHN BOND

/s/ THE BARONESS DUNN, DBE

 Name: Sir John Bond

 Name: The Baroness Dunn, DBE

 Title: Group Chairman and

 Title: Deputy Chariman and senior

 Director

  non-executive Director

/s/ SIR BRIAN MOFFAT, OBE

/s/ SIR KEITH WHITSON

 Name: Sir Brian Moffat, OBE

 Name: Sir Keith Whitson

 Title: Deputy Chairman and senior independent

 Title: Group Chief Executive and

 Non-executive Director

 Director

/s/ THE LORD BUTLER, GCB, CVO

/s/ R K F CH’IEN, CBE

 Name: The Lord Butler, GCB, CVO

 Name: R K F Ch’ien, CBE

 Title: Director

 Title: Director

/s/ C F W DE CROISSET

/s/ W R P DALTON

 Name: C F W de Croisset

 Name: W R P Dalton

 Title: Director

 Title: Director

/s/ D G ELDON

/s/ D J FLINT

 Name: D G Eldon

Name: D J Flint

 Title: Director

Title: Group Finance Director and

Director

/s/ W K L FUNG, OBE

/s/ S K GREEN

 Name: W K L Fung, OBE

Name: S K Green

 Title: Director

Title: Director

/s/ SHARON HINTZE

/s/ A W JEBSON

 Name: S. Hintze

Name: A W Jebson

 Title: Director

Title: Director

/s/ SIR JOHN KEMP-WELCH

/s/ THE LORD MARSHALL

 Name: Sir John Kemp-Welch

Name: The Lord Marshall

 Title: Director

Title: Director

/s/ SIR MARK MOODY-STUART, KCMG

/s/ S W NEWTON

 Name: Sir Mark Moody-Stuart, KCMG

Name: S W Newton

 Title: Director

Title: Director

/s/ H SOHMEN, OBE

/s/ C S TAYLOR

 Name: H. Sohmen, OBE

Name: C S Taylor

 Title: Director

Title: Director

/s/ SIR BRIAN WILLIAMSON, CBE

/s/ PHILIP S. TOOHEY

 Name: Sir Brian Williamson, CBE

Name: Philip S. Toohey

 Director

Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of March 22, 2001, as amended and restated as of March 27, 2001, as amended and restated as of ____________, 2003, among HSBC Holdings PLC, The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.